United World Holding Group Ltd.

c/o United Culture Exchange (Beijing) Co., Ltd.

28 Dongjiaomin Lane

Tower 1, Suite 3-AP301

Dongcheng District, Beijing, PRC 100006

+ 8610 6524 4432

March 15, 2019

Via EDGAR

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:	United World Holding Group Ltd.

Registration Statement on Form F-1

Filed January 18, 2019

File No. 333-229310

Dear Sir/Madam:

We are in receipt of your comment letter dated February 15, 2019 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff. For your convenience, the matters are listed below, followed by our responses:

Form F-1 Registration Statement

General

1.	We note the last year audited financial statements was older than 12 months at the time your document was filed and it appears this is the initial public offering of your shares. Accordingly, please update the last year audited financial statements pursuant to Item 8.A.4 of Form 20-F which applies to your filing or provide the appropriate representation in an exhibit in accordance with Instruction 2 to Item 8.A.4.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we have sold 2,354,793 ordinary shares with registration rights through a Regulation S offering from December 2018 to March 2019 and are registering these shares for resale. We do not believe this is the initial public offering of our shares and thus Instruction 2 to Item 8.A.4 does not apply.

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that there has been no written communication that we, or anyone authorized to do so on our behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

Prospectus Summary, page 1

3.	Please disclose what you mean by “soft power” here and on page 40. Also disclose how your B&B strategy is consistent with your strategy to be “light in asset.” We note for example that you “redesign the inns with cultural themes and traditional decorations, and equip them with modern appliances.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that soft power refers to the managerial skills and operational capacity of the Company. We have revised the disclosure on page 1 and page 41.

We further clarify for the Staff that we are asset-light compared to traditional hotels. Our business is consisted of event planning and B&B inns. The B&B inns are operated under two business models. Under the lease-and-operate model, we currently lease 2 apartments of 440 to 650 square feet in size. We decorate the apartments and manage them ourselves. Under the B&B partnership model, we form strategic partnerships with existing B&B inns. Currently, we are working with 2 partner B&B inns with a total of approximately 17,014 square feet and 39 rooms. We are renovating the property to add culture elements and providing trainings to their staff. According to the strategic partnership agreement, we share profits with our partners. Therefore, we are asset-light and have great flexibility. We have revised our disclosure on page 47.

Risk Factors, page 7

4.	Please add a risk factor or risk factors discussing risks attendant to your VIE structure.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have added risk factors relating to our corporate structure starting on page 11.

Business, page 40

5.	From your disclosure on page 46 it appears you are already operating partner B&B inns. Please disclose how your “partnerships” are structured so that investors can understand how you generate revenue from these arrangements.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully clarify for the Staff that we have not started to take reservation through the partner B&B inns. We are renovating those B&B inns and plan to start taking reservations in March 2019. We have revised to disclose the mechanism of our strategic partnership with partner B&B inns on page 47.

6.	For your partner B&B inns, please disclose the location, size, and number of inns.

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised to disclose the location, size, number of rooms and number of inns under Section Business – Our Services – Culture-Themed B&B Inns – Partner B&B Inns on page 47.

7.	Quantify the statement on page 46 that “gross sales volume has been greatly increased.”

RESPONSE: We note the Staff’s comment, and in response thereto, respectfully advise the Staff that we have revised the disclosure to “we have received positive feedback during the trial launch of our service portal as this is a new channel to acquire customers.” on page 48.

We hope this response has addressed all of the Staff’s concerns relating to the Comment Letter. Should you have additional questions regarding the information contained herein, please contact our outside securities counsel William S. Rosenstadt, Esq. or Mengyi “Jason” Ye, Esq. of OrtoliRosenstadt LLP at wsr@orllp.legal or jye@orllp.legal.

United World Holding Group Ltd.

By:	/s/ Hong Wang
Name:	Hong Wang
Title:	Chief Executive Officer